Fred's, Inc.
4300 New Getwell Road
Memphis, Tennessee 38118

February 2, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-4561

Attention:  Mr. William H. Thompson
Branch Chief, Office of Consumer Products

Re:  Fred's, Inc.
Form 10-K for Fiscal Year Ended January 28, 2017
Filed April 13, 2017
Form 10-Q for the Quarterly Period Ended October 28, 2017
Filed December 7, 2017
Definitive Proxy Statement on Schedule 14A
Filed May 16, 2017
File No. 001-14565

Dear Mr. Thompson:

On behalf of Fred's, Inc. ("Fred's"), I am hereby responding to the letter from the Commission's staff dated January 29, 2018, which requires Fred's to provide information within 10 business days with respect to Fred's Form 10-K for the year ended January 28, 2017, filed on April 13, 2017; Form 10-Q for the quarterly period ended October 28, 2017, filed on December 7, 2017; and Definitive Proxy Statement on Schedule 14A, filed on May 16, 2017.  As we discussed and agreed on February 1, 2018, Fred's will respond to the Commission's request for information within 30 business days, or by March 12, 2018.

Please call me at 901-238-2299 if you have any questions.

Sincerely,

/s/ Joe Anto
Joe Anto
Chief Financial Officer